Exhibit 99.3

AGREEMENT

AGREEMENT, dated as of August 7, 2009 (this “Agreement”), by and between Hexcel Corporation (the “Company”) and Doron D. Grosman (the “Executive”).

WHEREAS, the Company and the Executive desire to memorialize the Executive’s severance arrangements in connection with the termination of employment of the Executive as President of the Company as of August 7, 2009 (the “Termination Date”).

NOW, THEREFORE, the Company and the Executive hereby agree as follows:

1.                                       Stock Incentives.

On February 23, 2009, the Executive was granted a non-qualified stock option to purchase 152,857 shares of Hexcel common stock (“Common Stock”), 42,937 restricted stock units, and a performance-based award with a target share award of 42,937 shares of Common Stock.  In accordance with the terms of the applicable agreements:

•                  Effective as of the Termination Date, the option to purchase 152,857 shares will expire in its entirety.

•                  Effective as of the Termination Date, the 42,937 restricted stock units will expire in their entirety.

•                  With respect to the performance-based award, the Executive will be entitled to receive a pro-rata award of shares of Common Stock based on the Company’s level of attainment of the relevant performance measure for the year 2009, as determined by the Compensation Committee in early 2010.  Such award, if any, will be payable to the Executive in shares of Common Stock as soon as practicable after the determination by the Compensation Committee, and the number of shares will be determined as set forth in section 3(b) of the applicable Performance Based Award Agreement.

2.                                       Severance Agreement.

In accordance with the terms and provisions of the Executive Severance Agreement dated as of February 23, 2009 between the Company and the Executive (the “Severance Agreement”):

•                  As a result of the termination of employment of the Executive pursuant to Section 3(e) of the Severance Agreement, the Executive is entitled to receive, as soon as practicable after the date hereof, a cash payment from the Company in the amount of one year’s annual base salary of $535,000.

•                  The Executive will be entitled to receive an annual cash bonus award for 2009 (“MICP Award”) under the Management Incentive Compensation Plan (“MICP”).  The MICP Award will be determined as though the Executive was employed by the Company from January 1, 2009 through December 31, 2009.  The Executive’s target MICP Award is 75% of base salary, but the Executive’s actual award will be based on the level of attainment of the relevant performance measure for 2009 as determined by the Compensation Committee in early 2010, and will otherwise be subject to the terms and conditions of the MICP.  The MICP Award will be payable at the same time as MICP awards are paid to other executives in 2010.

•                  As a result of the termination of employment of the Executive pursuant to Section 3(e) of the Severance Agreement, the Executive will be entitled to continuation of certain benefits as follows:

•                  Medical, dental and vision coverage will be continued by the Company for a period of twelve months after the Termination Date, with the coverage to be provided to be based on the Executive’s elections in effect immediately prior to the Termination Date; provided however that the Executive will be required to contribute toward the costs of such coverage on the same basis as he was required to do so immediately prior to the Termination Date.

•                  Life insurance and Long-Term Disability coverage will be continued by the Company for a period of twelve months after the Termination Date, with the coverage to be provided to be based on the coverage in effect immediately prior to the Termination Date; provided however that with respect to Long-Term Disability, the Executive will be required to contribute toward the costs of such coverage on the same basis as he was required to do so immediately prior to the Termination Date.

•                  The Executive may continue to make contributions to his flexible spending account through the end of 2009.

•                  Other than satisfaction of its obligations pursuant to this Section 2, the Company shall have no further obligations to the Executive pursuant to the Severance Agreement with respect to payments or benefits to be provided to the Executive.

3.                                       SERP Agreement.

As a result of the termination of employment of the Executive, pursuant to Section 2.2.3 of the Supplemental Executive Retirement Agreement dated as of February 23, 2009 between the Company and the Executive (the “SERP”):

•                  The Executive will receive, on or as soon as practicable after September 1, 2009, a cash payment from the Company representing that portion of the lump sum payment due the Executive under the SERP based on the “base salary” component of Final Average Pay (as such term is defined in the SERP), which payment will be based on 19 months of

Continuous Service (as such term is defined in the SERP)).  All Qualified Pension Benefits (as defined in the SERP) will be deducted from this cash payment.

•                  The Executive will receive, as soon as practicable after the Compensation Committee determines the Executive’s MICP Award in early 2010, an additional cash payment representing the portion of the lump sum payment due the Executive under the SERP based on the “amounts earned under all management incentive or other bonus plans” component of Final Average Pay; provided however that, for purposes of computing this cash payment, the Executive will be deemed to have earned his MICP Award over the period January 1, 2009 through December 31, 2009.

•                  Other than satisfaction of its obligations pursuant to this Section 3, the Company shall have no further obligations to the Executive pursuant to the SERP Agreement.

4.                                       Other Benefits.

The Company shall pay to the Executive his salary through the Termination Date, and shall reimburse the Executive for all reasonable and customary expenses incurred by the Executive on or prior to the Termination Date in the ordinary course of the Executive performing his duties as President.  The Executive shall receive payment for 9 days of accrued and unused vacation.  The Executive will also receive all amounts to which he is entitled under the Hexcel Corporation 401(k) Retirement Savings Plan (however no contributions will be made to the 401(k) plan with respect to payments made to the Executive in connection with the Severance Agreement or the SERP).

5.                                       Miscellaneous.

(a)                                  All payments referred to in this Agreement, and all shares of stock issuable to the Executive under the performance-based award with a target share award of 42,937 shares of Common Stock, are subject to reduction to reflect applicable withholding and payroll taxes.

(b)                                 This Agreement constitutes the entire agreement, and supercedes all prior agreements and understandings, both written and oral, among the parties hereto regarding payments and benefits to be provided to the Executive in connection with the termination of the Executive’s employment with the Company.

(c)                                  No change, modification or waiver of any provision of this Amendment shall be valid unless the same is in writing and signed by the parties hereto.

(d)                                 This Amendment shall be governed by, and construed in accordance with, the laws of the State of Connecticut, without regard to its conflict of law rules.

(e)                                  This Amendment may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first written above.

HEXCEL CORPORATION

By:	/s/ David E. Berges
David E. Berges
Chairman and Chief Executive Officer

/s/ Doron D. Grosman
Doron D. Grosman